82-4918

Loblaw®

COMPANIES LIMITED

RECEIVED
2004 AUG 23 A 9:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q2

Loblaw Companies Limited Second Quarter 2004 Report to Shareholders

24 Weeks Ended June 19, 2004

04036404

1 Report to Shareholders
2 Management's Discussion and Analysis
12 Consolidated Statements of Earnings
12 Consolidated Statements of Retained Earnings
13 Consolidated Balance Sheets
14 Consolidated Cash Flow Statements
15 Notes to the Unaudited Interim Period Consolidated Financial Statements

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

SUPPL

FORWARD-LOOKING STATEMENTS

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationships with its suppliers, pricing pressures and other competitive factors, the availability and costs of fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risks and Risk Management section of the MD&A included in the Company's 2003 Annual Report. Consequently, actual results and events may vary significantly from those included in, contemplated by or implied by such forward-looking statements. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from such forward-looking statements.

Report to Shareholders

Loblaw Companies Limited is pleased to report second quarter basic net earnings per common share of 72 cents, which compares to 66 cents per common share in 2003. A charge of 2 cents per common share for stock-based compensation and the associated equity forwards is included in the current quarter's results and compares to a corresponding 3 cents per common share of income in the second quarter of 2003. Sales for the quarter increased 4.7% to $6.1 billion from $5.8 billion in 2003 with same-store sales improving 1.2%. The effects of overall net selling price deflation continued into the second quarter. National food market share remains strong.

Operating income increased 13.9% to $361 million for the second quarter of 2004, compared to $317 million in 2003. The net effect of the stock-based compensation charge resulted in a decrease to reported operating income growth of approximately 3% when compared to the same period of 2003. Operating margin for the quarter improved to 5.9% from 5.5% in the comparable period of 2003 from improved buying synergies, operating efficiencies and new store maturation. Approximately $6 million (2003 – $1 million) of operating income in the quarter was generated from initial fees associated with the franchising of existing sites. Interest expense in the quarter increased over last year primarily as a result of higher average borrowing levels and the effective income tax rate increased as a result of the net stock-based compensation charge.

The outlook for the remainder of the year is for continued good net earnings growth and strengthening growth in sales. We are in the process of adding substantial new retail square footage into the marketplace supporting the good progress that is being made on the rollout of our general merchandise program. Our financial position and cash flow generation is expected to continue at strong levels.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Toronto, Canada
July 22, 2004

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes included on pages 12 to 20 of this Quarterly Report and the annual consolidated financial statements for the year ended January 3, 2004 and the related annual MD&A included in the Company's 2003 Annual Report. The Company's 2004 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. A glossary of terms used throughout this Quarterly Report can be found on page 66 of the Company's 2003 Annual Report. In addition, this Quarterly Report includes the following terms: rolling year return on average total assets which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments and rolling year return on average shareholders' equity which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to July 22, 2004, unless otherwise noted.

RESULTS OF OPERATIONS

Loblaw realized basic net earnings per common share of 72 cents for the second quarter of 2004, an increase of 9.1% over the 66 cents earned in 2003. The impact from stock-based compensation and the associated equity forwards resulted in an 8% decrease to reported basic net earnings per common share growth. The improvement in sales and operating margins over the same quarter last year was partially offset by an increase in interest expense. The effective income tax rate for the second quarter increased over last year as a result of the impact related to stock-based compensation and the associated equity forwards offset somewhat by the Canadian federal statutory income tax rate decline.

Sales Sales for the second quarter increased 4.7% to $6.1 billion from $5.8 billion in 2003 with all regions across the country experiencing sales growth over the prior year.

The increase in sales resulted from a same-store sales growth in the quarter of 1.2% and, during the latest four quarters, an increase of 2.5 million square feet of net retail square footage related to the opening of 69 new corporate and franchised stores and the closure of 69 stores, inclusive of stores which have undergone conversions and major expansions. During the second quarter of 2004, 19 new corporate and franchised stores were opened and 14 stores were closed resulting in a net increase of .7 million square feet. National food price inflation as it impacts the Loblaw business has declined from 1%-2% in 2003 to a nominal amount of net deflation in 2004. Non-food retail sales growth continued to outpace that of food retail sales growth in the quarter.

For the first half of the year, sales of $11.7 billion were 5.1% ahead of last year resulting from a year-to-date same-store sales growth of 1.6% and an increase in net retail square footage during the latest four

quarters as noted above. In the first two quarters, 31 new corporate and franchised stores were opened and 31 stores were closed resulting in a net increase of 1.2 million square feet or 2.8% from year end.

Operating Income Operating income for the second quarter increased $44 million, or 13.9% from last year, to $361 million, after a charge of $3 million (2003 – income of $5 million) related to the stock-based compensation net of the impact of the associated equity forwards. Operating margin for the quarter improved to 5.9% from 5.5% in the comparable period of 2003. EBITDA margin (see Non-GAAP Financial Measures on pages 10 and 11) improved to 7.6% from 7.0% in 2003. The gross margin percentage for the quarter improved when compared to the same period in 2003 as the investment in selling prices in certain markets was offset by an improvement in product mix and buying synergies. The improvement in operating margins also resulted from efficiency improvements in supply chain together with additional leverage coming from fixed costs in stores opened during the last several years. Approximately $6 million (2003 – $1 million) of operating income in the quarter was generated from initial fees associated with the franchising of existing sites.

Consistent with the quarter, operating income for the first half of 2004 increased $80 million, or 13.6%, to $667 million, with an operating margin of 5.7% as compared to 5.3% in the corresponding period in 2003. EBITDA margin year-to-date improved to 7.4% from 6.8% in 2003. Improvements in operating income were partially offset by a year-to-date charge of $10 million (2003 – income of $3 million) for stock-based compensation net of the impact of the associated equity forwards due to the change in the Company's market price per common share from year end.

Interest Expense For the second quarter, interest expense increased $14 million, or 31.8%, to $58 million from $44 million in 2003. Interest on long term debt increased $8 million to $68 million as a result of an increase in average long term borrowing levels. The increase in average long term borrowing levels for the quarter reflects the impact of the $655 million of Medium Term Notes ("MTN") issued during 2003, net of $100 million of MTN repaid in 2003, in addition to the $200 million of MTN issued during the first quarter of 2004. Other long term interest includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $6 million (2003 – $11 million). During the second quarter, $5 million (2003 – $6 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date increased $30 million to $112 million from $82 million in 2003 mainly as a result of higher average long term borrowing levels.

Income Taxes Loblaw's effective income tax rate for the second quarter increased to 35.0% from 33.3% in the same period in 2003 as a result of the income tax impact related to stock-based compensation and the associated equity forwards offset somewhat by the Canadian federal statutory income tax rate decline. The year-to-date effective income tax rate decreased to 32.8% from 34.1% in 2003 as a result of the declining Canadian federal statutory income tax rate and the successful resolution in the first

quarter of 2004 of certain income tax matters from a previous year of $14 million which were partially offset by the income tax impact related to stock-based compensation and the associated equity forwards.

Net Earnings Net earnings for the second quarter increased $15 million, or 8.2%, to $197 million from $182 million in 2003 and increased 12.0% to $373 million year-to-date. Basic net earnings per common share, for the second quarter, increased 6 cents, or 9.1%, to 72 cents from 66 cents in 2003 and increased 15 cents or 12.4%, to $1.36 year-to-date. The second quarter 2004 basic net earnings per common share included a charge of 2 cents per common share from the negative net after-tax effect of the stock-based compensation and the associated equity forwards as compared to a positive impact of 3 cents per common share in the second quarter of 2003.

FINANCIAL CONDITION

Financial Ratios In line with 2003, Loblaw continued to maintain a consistent financial position into the first half of 2004. The net debt to equity ratio (see Non-GAAP Financial Measures on pages 10 and 11) of .81:1 at the end of the second quarter of 2004 compared to .80:1 in the same period of 2003 and to .78:1 at year end 2003. The net debt to equity ratio at the end of the first and second quarter is typically higher than year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, Loblaw expects the net debt to equity ratio to improve throughout the remainder of the year. Shareholders' equity increased $233 million from year end, or 4.9%, to $5.0 billion. At the end of the second quarter the interest coverage ratio was 6.0 times compared to 7.2 times in 2003 due to proportionately higher interest expense. This coverage is expected to improve over the year as the operating income benefits of the capital investment program start to offset the incremental interest expense.

The Company's rolling year return on average total assets (see Non-GAAP Financial Measures on pages 10 and 11) was 14.1% at the end of the second quarter compared to 14.1% for the comparable period of 2003 and to 13.9% at year end 2003. The Company's rolling year return on average shareholders' equity was 19.1% at the end of the second quarter compared to 19.4% for the comparable period of 2003 and to 19.1% at year end 2003.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 19 cents per common share was paid on July 1, 2004. The quarterly dividend increased by approximately 27% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274.3 million common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 9 to the unaudited interim period consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows from Operating Activities Second quarter cash flows from operating activities were $360 million compared to $338 million in the comparable period of 2003. On a year-to-date basis, cash flows from operating activities were $154 million compared to $159 million in 2003.

On an annual basis, the cash flows from operating activities are expected to provide a substantial portion of Loblaw's 2004 funding requirements including its planned capital investment program of approximately $1.4 billion. The investment in non-cash working capital is expected to decline and net earnings before depreciation are expected to increase throughout the remainder of the year.

Cash Flows used in Investing Activities Second quarter cash flows used in investing activities were $228 million compared to $86 million in 2003. On a year-to-date basis cash flows used in investing activities were $373 million compared to $220 million in 2003.

Capital investment amounted to $299 million (2003 – $252 million) for the second quarter and $495 million (2003 – $425 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the second quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $72 million (2003 – $75 million) of credit card receivables, under its securitization program and $127 million (2003 – $154 million) year-to-date. The securitizations yielded a minimal gain based on the assumptions disclosed in Note 6 of the consolidated financial statements included in the Company's 2003 Annual Report.

Cash Flows used in/from Financing Activities Second quarter cash flows used in financing activities were $74 million compared to $36 million in 2003. On a year-to-date basis cash flows from financing activities were $319 million compared to $374 million in 2003. During the first quarter, Loblaw issued $200 million of 6.15% MTN due 2035 under its 2003 Base Shelf Prospectus.

During the first quarter, Loblaw renewed its Normal Course Issuer Bids ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,734,830 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Pursuant to its NCIB, Loblaw purchased for cancellation 132,400 of its common shares for $8 million during the first quarter and a further 443,700 of its common shares for $27 million during the second quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and was reported in Canadian dollars. Each of the quarters presented were 12 weeks in duration except for the third quarter which was 16 weeks in duration for each of 2003 and 2002 and the fourth quarter of 2003 which was 13 weeks in duration due to the 53 week fiscal year in 2003.

Summary of Quarterly Results (unaudited)

	Second Quarter		First Quarter		Fourth Quarter		Third Quarter	
($ millions except where otherwise indicated)	2004	2003	2004	2003	2003	2002	2003	2002
Sales	$ 6,069	$ 5,798	$ 5,677	$ 5,376	$ 6,373	$ 5,645	$ 7,673	$ 7,178
Net earnings	$ 197	$ 182	$ 176	$ 151	$ 294	$ 265	$ 218	$ 188
Net earnings per common share								
Basic ($)	$ .72	$ .66	$ .64	$ .55	$ 1.07	$ .96	$ .79	$ .68
Diluted ($)	$ .71	$ .65	$ .64	$ .55	$ 1.06	$ .95	$ .79	$ .68

Sales growth and same-store sales growth in 2004 have been impacted by pricing activity and food price deflation in certain markets. Operating efficiency improvements in the first half of 2004 have contributed to the increase in net earnings, offset by increased interest expense mainly due to higher average long term borrowing levels and by the net effect of the stock-based compensation charges.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Pension, Post-Retirement and Post-Employment Benefits Certain estimates and assumptions are used in actuarially determining the Company's defined pension and other benefit plans expense and accrued benefit plan obligations. These estimates and assumptions include management's best estimate of the expected long term rate of return on plan assets, salary escalation, retirement ages, expected growth of health care costs and discount rates. Market values are used to value benefit plan assets.

Three significant assumptions used to calculate the pension and other benefit plans expense and the related benefit obligations are the discount rate, the expected long term rate of return on plan assets and the expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and other benefit plans expense, and in accrued benefit plan assets and liabilities and could therefore materially affect the Company's operating income and consolidated balance sheet. The magnitude of any immediate impact however is mitigated by the fact that net actuarial gains and losses in excess of more than 10% of the greater of the accrued benefit plan obligation and the market value of the benefit plan assets are amortized on a straight-line basis over the average remaining service period of the active employees. Changes in financial market returns and interest rates could also result in changes in funding requirements for the Company's defined benefit pension plans.

The discount rate is based on current market interest rates, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the obligation. The appropriate discount rate is determined at September 30 every year. For 2004, the discount rate for pension benefit plans and other benefit plans expense was 6.25% and 6.0% respectively and compared to 6.5% and 6.2% respectively in 2003. The expected long term rate of return on plan assets for pension benefit plans for each of 2004 and 2003 was 8.0%. The expected growth rate in health care costs was based on external data and the Company's own historical trends for health care costs and was, in 2004, consistent with that of 2003. A table illustrating the sensitivity of a 1% change in each of these significant assumptions on the accrued benefit plan obligations and the benefit plan expense for pension and other benefit plans is included on page 38 in the MD&A section of the Company's 2003 Annual Report.

Goodwill Goodwill is not amortized and is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company determines the fair value of its reporting units using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected

future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board of Directors. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

Based on the analysis performed to date, the fair value of each of the reporting units exceeded its carrying value, therefore no goodwill impairment was identified.

Income Taxes Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment. The financial statement carrying values of assets and liabilities are subject to accounting estimates inherent in those balances. The income tax bases of assets and liabilities are based upon the interpretation of income tax legislation across various jurisdictions. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense and may result in cash payments or receipts.

ACCOUNTING STANDARDS IMPLEMENTED IN 2004

Effective January 4, 2004, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants:

- Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then

an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively with no material impact on the financial condition or results of operations.

- Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

  Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the notes to the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

  Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

- Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

  Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

OUTLOOK

The outlook for the remainder of the year is for continued good net earnings growth and strengthening growth in sales. Loblaw is in the process of adding substantial new retail square footage into the marketplace supporting the good progress that is being made on the rollout of the general merchandise program. The financial position and cash flow generation of the Company is expected to continue at strong levels.

ADDITIONAL INFORMATION

Additional financial information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

EBITDA The Company believes EBITDA is useful as an indicator of its operational performance and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The following table reconciles EBITDA to Canadian GAAP measures reported in the unaudited consolidated statements of earnings for the periods ended June 19, 2004 and June 14, 2003, respectively:

($ millions)	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
Operating income	$ 361	$ 317	$ 667	$ 587
Depreciation	100	91	199	177
EBITDA	$ 461	$ 408	$ 866	$ 764

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at June 19, 2004 and June 14, 2003, respectively:

($ millions)	2004	2003
Bank indebtedness	$ 25	
Commercial paper	825	$ 726
Long term debt due within one year	307	6
Long term debt	3,954	3,811
Less: Cash and cash equivalents	758	980
Short term investments	325	112
Net debt	$ 4,028	$ 3,451

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited consolidated balance sheets as at June 19, 2004 and June 14, 2003, respectively:

($ millions)	2004	2003 restated (1)
Total assets	$ 12,548	$ 11,527
Less: Cash and cash equivalents	758	980
Short term investments	325	112
Total assets	$ 11,465	$ 10,435

(1) See Note 1 to the unaudited interim period consolidated financial statements.

Consolidated Statements of Earnings

(unaudited)

For the periods ended June 19, 2004 and June 14, 2003 ($ millions except where otherwise indicated)	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
SALES	$ 6,069	$ 5,798	$ 11,746	$ 11,174
OPERATING EXPENSES				
Cost of sales, selling and administrative expenses	5,608	5,390	10,880	10,410
Depreciation	100	91	199	177
	5,708	5,481	11,079	10,587
OPERATING INCOME	361	317	667	587
Interest Expense (note 2)	58	44	112	82
EARNINGS BEFORE INCOME TAXES	303	273	555	505
Income Taxes (note 3)	106	91	182	172
NET EARNINGS	$ 197	$ 182	$ 373	$ 333
NET EARNINGS PER COMMON SHARE ($)				
Basic	$ .72	$ .66	$ 1.36	$ 1.21
Diluted	$ .71	$ .65	$ 1.35	$ 1.20

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended June 19, 2004 and June 14, 2003 ($ millions except where otherwise indicated)	2004 (24 weeks)	2003 (24 weeks)
RETAINED EARNINGS, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$ 3,538	$ 2,929
Impact of implementing new accounting standard (note 1)	(4)	(4)
RETAINED EARNINGS, BEGINNING OF PERIOD AS RESTATED	3,534	2,925
Net earnings	373	333
Premium on common shares purchased for cancellation (note 9)	(33)	(38)
Dividends declared per common share – 38¢ (2003 – 30¢)	(105)	(83)
RETAINED EARNINGS, END OF PERIOD	$ 3,769	$ 3,137

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at June 19, 2004 and January 3, 2004 *($ millions)*	2004 *(unaudited)*	2003 restated *(note 1)*
ASSETS		
Current Assets		
Cash and cash equivalents	$ 758	$ 618
Short term investments	325	378
Accounts receivable	587	588
Inventories	1,829	1,778
Future income taxes	100	92
Prepaid expenses and other assets	56	31
Total Current Assets	3,655	3,485
Fixed Assets	6,682	6,424
Goodwill (note 5)	1,615	1,607
Future Income Taxes	3	7
Other Assets	593	656
TOTAL ASSETS	$ 12,548	$ 12,179
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 25	$ 38
Commercial paper	825	603
Accounts payable and accrued liabilities	2,002	2,227
Income taxes	82	140
Long term debt due within one year (note 8)	307	106
Total Current Liabilities	3,241	3,114
Long Term Debt (note 8)	3,954	3,956
Future Income Taxes	162	136
Other Liabilities	230	245
TOTAL LIABILITIES	7,587	7,451
SHAREHOLDERS' EQUITY		
Common Share Capital (note 9)	1,192	1,194
Retained Earnings	3,769	3,534
TOTAL SHAREHOLDERS' EQUITY	4,961	4,728
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 12,548	$ 12,179

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended June 19, 2004 and June 14, 2003 ($ millions)	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
OPERATING ACTIVITIES				
Net earnings	$ 197	$ 182	$ 373	$ 333
Depreciation	100	91	199	177
Future income taxes	5	11	23	11
Change in non-cash working capital	39	62	(487)	(357)
Other	19	(8)	46	(5)
CASH FLOWS FROM OPERATING ACTIVITIES	360	338	154	159
INVESTING ACTIVITIES				
Fixed asset purchases	(299)	(252)	(495)	(425)
Short term investments	76	188	71	163
Proceeds from fixed asset sales	18	1	26	8
Credit card receivables, after securitization	(5)	(4)	55	77
Franchise investments and other receivables	(6)	(18)	(5)	(36)
Other	(12)	(1)	(25)	(7)
CASH FLOWS USED IN INVESTING ACTIVITIES	(228)	(86)	(373)	(220)
FINANCING ACTIVITIES				
Bank indebtedness	25		(13)	
Commercial paper	(20)	(92)	222	193
Long term debt – Issued (note 8)		200	200	400
– Retired		(100)	(1)	(101)
Common share capital – Issued				1
– Retired (note 9)	(27)		(35)	(41)
Dividends	(52)	(41)	(52)	(74)
Other		(3)	(2)	(4)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES	(74)	(36)	319	374
Effect of foreign currency exchange rate changes on cash and cash equivalents	31	(119)	40	(156)
Change in Cash and Cash Equivalents	89	97	140	157
Cash and Cash Equivalents, Beginning of Period	669	883	618	823
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 758	$ 980	$ 758	$ 980

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application with those used in the preparation of the audited annual consolidated financial statements for the year ended January 3, 2004 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report.

Effective January 4, 2004, the Company implemented the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Fixed Assets Section 3063, "Impairment of Long-lived Assets", addresses the recognition, measurement and disclosure of impairment of long-lived assets held-for-use. Long-lived assets are reviewed for impairment when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposal. An impairment loss is measured as the amount by which the long-lived assets' carrying value exceeds the fair value. Accordingly, the Company reviews long-lived assets for impairment annually. Asset groups are reviewed for impairment at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. For purposes of annually reviewing store assets for impairment, store net cash flows are grouped together by primary market areas where cash flows are largely dependent on each other. Primary markets refer to regional areas where the Company operates a number of store formats within close proximity of each other. If an indicator of impairment, such as sustained negative operating cash flows exists, then an estimate of undiscounted future cash flows of each such store is prepared and compared to its carrying value. If store assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over its fair value. In addition, the Company evaluates the carrying value of the store assets whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. These events or changes in circumstances include a commitment to close, relocate or convert a store where the carrying value of its assets is greater than the expected future cash flows.

The standard was applied prospectively with no material impact on the financial condition or results of operations.

Financial Derivative Instruments Accounting guideline ("AcG") 13, "Hedging Relationships", addresses the identification, designation, documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting and provides guidance with respect to the discontinuance of hedge accounting. Financial derivative instruments not designated within an AcG 13 compliant hedging relationship are measured at fair value with changes in fair value recorded in the consolidated statement of earnings in accordance with the Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments".

Pursuant to the requirements of AcG 13, the Company has formally identified and documented the following hedging relationships: cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; the electricity forward contract as a cash flow hedge of price volatility of the Company's electricity costs in Ontario, Canada; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests were also performed to establish that both at inception and prospectively the hedging relationships will be effective. The accounting policies for hedging relationships that meet the requirements prescribed by AcG 13, are consistent with those described in the Company's audited annual consolidated financial statements for the year ended January 3, 2004.

Hedging relationships that ceased to be eligible for hedge accounting under AcG 13 were discontinued as of January 4, 2004. The financial derivative instruments in these hedging relationships which were previously recorded on an accrual basis were fair valued as of January 4, 2004 and the resulting fair value loss was deferred and is being amortized over the original hedge term of approximately three years. The resulting impact on the financial condition and results of operation was not material. Subsequent changes in the fair value of these financial derivative instruments will be recognized in interest expense prospectively.

Asset Retirement Obligations Section 3110, "Asset Retirement Obligations", establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. A liability associated with the retirement of long-lived assets is recorded in the period in which the legal obligation is incurred at its estimated fair value and a corresponding asset is capitalized as part of the related asset and depreciated over its useful life. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time and changes in the estimated future costs underlying the obligation.

Accordingly, the Company has recognized a discounted liability associated with obligations arising from specific provisions in certain lease agreements regarding the exiting of leased properties at the end of the respective lease terms. The standard was implemented retroactively with restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to opening retained earnings for 2003 of $4 million (net of future income taxes recoverable of $2 million), an increase in fixed assets of $2 million and an increase in other liabilities of $8 million. The impact on net earnings for each of 2003 and 2004 was not material.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates such as those related to pension, post-retirement and post-employment benefits, goodwill and income taxes depend upon subjective or complex judgments about matters that may be uncertain and changes in those estimates could materially impact the consolidated financial statements.

Comparative information Certain prior period's information was reclassified to conform with the current period's presentation and was restated due to the implementation of Section 3110 as described above.

NOTE 2. INTEREST EXPENSE

($ millions)	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
Interest on long term debt	$ 68	$ 60	$ 134	$ 118
Other long term interest	(6)	(11)	(14)	(22)
Net long term interest	62	49	120	96
Net short term interest	1	1	2	
Capitalized to fixed assets	(5)	(6)	(10)	(14)
Interest expense	$ 58	$ 44	$ 112	$ 82

Net interest paid in the second quarter and year-to-date was $86 million and $131 million (2003 – $73 million and $103 million), respectively.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INCOME TAXES

During the first quarter, the Company recognized a $14 million reduction to the income tax provision as a result of the successful resolution of certain income tax matters from a previous year.

Net income taxes paid in the second quarter and year-to-date were $82 million and $214 million (2003 – $81 million and $220 million), respectively.

NOTE 4. SPECIAL VOLUNTARY EARLY RETIREMENT PROGRAM

In connection with the new labour arrangement for *The Real Canadian Superstore* in Ontario, the Company recognized a charge of $25 million in operating income during 2003 relating to the voluntary early retirement offers accepted by certain employees of Locals 1000A and 1977 of the United Food and Commercial Workers ("UFCW") union. During the first quarter of 2004, a net charge of $1 million was recognized in operating income, representing an adjustment to the 2003 charge net of an additional amount associated with the acceptance of a voluntary early retirement offer by certain employees of Local 175 of the UFCW union. Approximately $5 million of this accrual was paid by the end of 2003, $8 million was paid during the first quarter of 2004 and an additional $7 million was paid during the second quarter of 2004. The remaining accrual of $6 million at the end of the second quarter is expected to be paid during the remainder of 2004.

NOTE 5. GOODWILL

During the first quarter, Westfair Foods Ltd. ("Westfair"), a subsidiary of the Company, redeemed its Class A shares at a price of $350 per share for cash consideration of $8 million. Previously, the minority interest related to these Class A shares was an immaterial amount and was included in other liabilities. This transaction was accounted for as a step-by-step purchase of Westfair, which resulted in the Company recognizing $8 million of goodwill.

NOTE 6. PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company's total net benefit plan expense recognized in operating income was $22 million and $44 million (2003 – $24 million and $45 million) for the second quarter and year-to-date respectively. The total net benefit plan expense included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and the multi-employer pension plan.

NOTE 7. BASIC AND DILUTED NET EARNINGS PER COMMON SHARE

	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
Net earnings ($ millions)	$ 197	$ 182	$ 373	$ 333
Weighted average common shares outstanding (in millions)	274.4	275.6	274.6	275.6
Dilutive effect of stock-based compensation (in millions)	1.4	1.7	1.5	1.6
Diluted weighted average common shares outstanding (in millions)	275.8	277.3	276.1	277.2
Basic net earnings per common share ($)	$ .72	$ .66	$ 1.36	$ 1.21
Dilutive effect of stock-based compensation per common share ($)	(.01)	(.01)	(.01)	(.01)
Diluted net earnings per common share ($)	$ .71	$ .65	$ 1.35	$ 1.20

NOTE 8. LONG TERM DEBT

During the first quarter, the Company issued $200 million of 6.15% Medium Term Notes due 2035.

NOTE 9. COMMON SHARE CAPITAL

(in millions)	2004 (12 weeks)	2003 (12 weeks)	2004 (24 weeks)	2003 (24 weeks)
Actual common shares outstanding	274.3	275.3	274.3	275.3
Weighted average common shares outstanding	274.4	275.6	274.6	275.6

Normal Course Issuer Bids ("NCIB") During the first quarter, the Company purchased for cancellation 132,400 of its common shares for $8 million pursuant to its NCIB.

During the second quarter, the Company purchased for cancellation 443,700 of its common shares for $27 million pursuant to its NCIB.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK-BASED COMPENSATION

Stock Option Plan During the first half of 2004, the Company paid the share appreciation value of $16 million (2003 – $14 million), on the exercise of 543,267 (2003 – 439,441) stock options. In addition, 50,631 (2003 – 72,387) stock options were forfeited or cancelled during the first half of 2004.

At the end of the second quarter, a total of 4,813,128 (2003 – 5,881,155) stock options were outstanding and represented approximately 1.8% (2003 – 2.1%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the second quarter was $61.50 (2003 – $60.60).

The Company recognized income of $4 million (2003 – cost of $22 million) in the second quarter and $19 million (2003 – cost of $27 million) year-to-date related to its stock option plan and a loss on the fair value impact of the equity forwards of $7 million (2003 – gain of $27 million) in the second quarter and $29 million (2003 – gain of $30 million) year-to-date in operating income.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and is expanding into certain non-food categories, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, while taking prudent operating risks supported by a strong balance sheet position.

TRADEMARKS

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

INVESTOR RELATIONS

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office or by e-mail at investor@weston.ca.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com

RECEIVED
2004 ... 23 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LOBLAW COMPANIES LIMITED
Detail of Earnings Coverage Calculation on Interest on Long Term Debt
For the 53 weeks ended June 19, 2004
($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Net long term interest expense	248
Consolidated interest on long term debt	248
CONSOLIDATED EARNINGS	
Operating income	1,547
Other interest income	22
Earnings before long term debt interest and taxes	1,569
Consolidated earnings for calculation	1,569
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	6.327